

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 8, 2024

Luca Benedetto
Chief Financial Officer
Cyber Apps World Inc.
Via Tomaso Rodari 6
6900 Lugano, Switzerland

> **Re: Cyber Apps World Inc.**
> **Form 10-K for Fiscal Year Ended July 31, 2023**
> **Amendment No. 1 to Form 10-K for Fiscal Year Ended July 31, 2023**
> **File No. 000-50693**

Dear Luca Benedetto:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 10-K for Fiscal Year Ended July 31, 2023

General

1. Please amend your filing to include audited financial statements and an audit report which is compliant with Public Company Accounting Oversight Board ("PCAOB") standards for the year ended July 31, 2023. As part of this, please note that the PCAOB also revoked the registration of your prior auditor, Jack Shama, CPA. You can find a copy of the order on the PCAOB's website at https://assets.pcaobus.org/pcaob-dev/docs/default-source/enforcement/decisions/documents/105-2024-004-shama_66b468ec-4dd8-436e-b1a1-056ec04c27fd.pdf?sfvrsn=818fa507_28. As this auditor is no longer registered with the PCAOB, you may not include their audit reports or consents in your filings with the Commission on or after the date of deregistration. Given that Jack Shama, CPA, is not currently registered with the PCAOB, you should have a firm that is currently registered with the PCAOB re-audit the impacted year(s) that are required to be included in your filings with the Commission.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Stephen Kim at 202-551-3291 or Lyn Shenk at 202-551-3380 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services